UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 000-55169

Medifocus Inc.

(Translation of registrant’s name into English)

10240 Old Columbia Road, Suite G

Columbia, Maryland 21046

(410) 290 - 5734

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):            .

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following document, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Medifocus 12-31-2014 Financial Results Press Release

99.2	Medifocus Equity Offering Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIFOCUS INC.

/s/ Augustine Cheung
Augustine Cheung, Ph.D.
Chief Executive Officer
Date: April 8, 2015

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Medifocus 12-31-2014 Financial Results Press Release

99.2	Medifocus Equity Offering Press Release